UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ACASTI PHARMA INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

00430K105

(CUSIP Number)

Jean-Daniel Bélanger

Neptune Technologies & Bioressources Inc.

545 Promenade du Centropolis, Suite 100

Laval, Québec

Canada H7T 0A3

(450) 687-2262

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 00430K105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Neptune Technologies & Bioressources Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 50,680,933
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,680,933
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,680,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	This calculation is based on 106,444,102 common shares, no par value, of Acasti Pharma Inc. (the “Issuer”) outstanding as of May 27, 2015, which was reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended February 28, 2015.

Item 1. Security and Issuer

This Amendment No. 1 to the Schedule 13D (the “Schedule 13D”) dated December 18, 2013 being filed by Neptune Technologies & Bioressources Inc. (the “Reporting Person”) relates to the common shares, no par value (“Common Shares”), of Acasti Pharma Inc., a corporation incorporated in Québec, Canada whose principal executive offices are located at 545 Promenade du Centropolis, Suite 100, Laval, Québec H7T 0A3 (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

Item 2. Identity and Background

(d) – (f)

Schedule A attached to this Schedule 13D and incorporated herein by reference provides updated information with respect to each executive officer and director, as applicable, of the Reporting Person (“Schedule A Persons”).

During the last five years, none of the Schedule A Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Schedule A Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to beneficially own 50,680,933 Common Shares, representing approximately 47.6% of the Issuer’s outstanding Common Shares. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which specifically excludes from such calculations all shares which underlie options, warrants, rights or conversion privileges and which are beneficially owned by any person other than a Reporting Person and is based upon the 106,444,102 Common Shares of the Issuer outstanding as of May 27, 2015, which was reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended February 28, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 8, 2015

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

By:	/s/ Jean-Daniel Belanger
Name:	Jean-Daniel Belanger
Title:	Corporate Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

OF THE REPORTING PERSONS

The following sets forth the name, position, principal occupation and citizenship of each director and executive officer of the Reporting Person. The business address of each director and executive officer is c/o Neptune Technologies & Bioressources Inc., 545 Promenade du Centropolis, Suite 100, Laval, Québec H7T 0A3. To the best of the Reporting Person’s knowledge, except as set forth below, none of the directors or executive officers of the Reporting Person own any Common Shares.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Name	Principal Occupation	Position Within the Corporation	Citizenship	# of Shares Owned	# of Call Options Held
Pierre Fitzgibbon	Corporate Director	Director and Chairman of the Board	Canadian	5,000	-

Jim Hamilton	President and Chief Executive Officer the Reporting Person	President and Chief Executive Officer	Canadian	-	-

Mario Paradis	Chief Financial Officer of the Reporting Person.	Chief Financial Officer	Canadian	-	-

Ronald Denis	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Director	Canadian	69,166	157,500

John Moretz	Chief Executive Officer and President, Moretz Marketing LLC	Director	United States	800,000	-

Michel Timperio	Head of Strategic Development of the Reporting Person	Head of Strategic Development	Canadian	85,217	150,000

Jean-Daniel Bélanger	Corporate Secretary and Director, Corporate Affairs of the Reporting Person	Corporate Secretary and Director, Corporate Affairs	Canadian	2,500	50,000

Benoit Huart	Director, Legal Affairs of the Reporting Person	Director, Legal Affairs	Canadian	13,750	-

Katherine Crewe	Chair, TEC Canada	Director	Canadian	-	-

François R. Roy	Corporate Director	Director	Canadian	-	-

Leendert Staal	Independent consultant and owner of Staal Consulting LLC.	Director	United States	-	-